Filed by Commonwealth Energy Corporation pursuant
FOR IMMEDIATE RELEASE	to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934.
Subject Company: Commonwealth Energy Corporation
Commission File No. 000-33069

Commonwealth Energy’s Proposed New Holding Company

Approved for Listing on AMEX;
Proposed New Holding Company Board Members

TUSTIN, CA. — March 15, 2004 — Commonwealth Energy Corporation, one of the nation’s leading energy service providers, today announced that the common stock of its proposed new Delaware holding company, Commerce Energy Group, Inc., has been approved for listing on the American Stock Exchange (“AMEX”) following completion of the reorganization. Neither Commonwealth’s nor Commerce Energy’s common stock is currently listed or traded on any exchange. The AMEX listing approval does not apply to Commonwealth’s common stock but, only to the common stock of Commerce Energy.

In the letter from AMEX to Commerce Energy, AMEX stated that “[t]he exchange wishes to extend a warm welcome to the company and to its officers and directors.”

“We are pleased with the increased visibility, access to institutional investors and liquidity that being listed on AMEX could bring to Commerce Energy and its stockholders after the reorganization” said Ian Carter, Chairman and Chief Executive Officer for Commonwealth and Commerce Energy. “An AMEX listing of Commerce Energy common stock is another step toward our goal of providing Commonwealth with a better platform for future growth and enhancing shareholder value. We look forward to developing a great relationship with AMEX.”

AMEX is the second largest floor-based exchange in the United States and has a considerable presence in common stocks, index shares and equity derivative securities.

Commonwealth also announced that the Commerce Energy Board of Directors has resolved to appoint Charles E. Bayless and Gregory L. Craig to the Commerce Energy Board following consummation of the reorganization. Mr. Bayless and Mr. Craig have indicated that they will accept such appointments. Accordingly, if the reorganization is approved by Commonwealth’s shareholders, the Commerce Energy Board will appoint Messrs. Bayless and Craig to the Board. Commerce Energy’s current Board consists of Commonwealth directors Ian B. Carter, Craig G. Goodman, Mark S. Juergensen and Robert C. Perkins.

Mr. Bayless has served as a director of Dynegy Inc. since February 2000. Mr. Bayless served as Chairman of Illinova and Illinois Power from August 1998 until his retirement in December 1999 and was a Director of Illinova from 1998 until the closing of the merger with Dynegy Inc. in February 2000. He served as Chief Executive Officer of Illinova and President of Illinois Power from July 1998 until September 1999 and was Chairman, President and Chief Executive Officer of Tucson Electric Power from 1992 to 1998.

Mr. Craig founded Cook Inlet Energy Supply, a North American energy services company, and has been the Chief Executive Officer of that company since its inception. Prior to founding Cook Inlet Energy Supply, Mr. Craig was the Director of Investments and Director of Strategic Planning of Cook Inlet Corporation. Mr. Craig received his Bachelor of Administration degree from the University of Alaska and his Master of Business Administration (MBA) from the University of California at Los Angeles (UCLA).

“We are honored that these well respected energy industry leaders have consented to join the Board of our reorganization company” said Ian Carter. “Assembling a quality management team for our reorganized company is a high priority, and obtaining the interest and commitment of Mr. Bayless and Mr. Craig enhances our ability to effectuate our plans.”

Commonwealth’s Board of Directors previously announced its plan to reorganize the Company into a holding company structure on November 20, 2003. The reorganization must be approved by Commonwealth’s shareholders. Commonwealth filed a Registration on Form S-4 with the Securities and Exchange Commission, which has not yet been declared effective. If the Registration Statement is declared effective, notices of the special meeting and a joint proxy statement/ prospectus describing the reorganization proposal will be promptly delivered to Commonwealth’s shareholders.

About Commonwealth Energy Corporation

Headquartered in Tustin, CA, Commonwealth Energy Corporation, under the brand name, “electricAmerica”, operates as the largest Energy Service Provider in California and also provides retail electric service to the Philadelphia, Pennsylvania, Detroit, Michigan and New Jersey market areas. Commonwealth is licensed by the Federal Energy Regulatory Commission as a power marketer and is a recognized leader in the deregulated energy marketplace, offering retail electricity and energy efficiency products and services. The company currently serves business and residential electricity customers in multiple U.S. markets.

For more information, contact:

Roy Reeves

Vice President of Marketing
Commonwealth Energy Corp.
15901 Red Hill Avenue, Suite 100
Tustin, CA 92780
Tel: 1-800-ELECTRIC
E-mail: rreeves@electric.com

Additional Information and Where to Find It: Commerce Energy Group, Inc. has filed a registration statement on Form S-4 in connection with the proposed transaction and Commonwealth and Commerce Energy expect to mail a joint proxy statement/ prospectus to the shareholders of Commonwealth containing information about the proposed transaction. Investors and security holders are advised to read the joint proxy statement/ prospectus regarding the potential transaction referred to above when it becomes available, because it will contain important information. The registration statement has been filed with the Securities and Exchange Commission by Commerce Energy, and the joint proxy statement/ prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/ prospectus (when available) at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/ prospectus may also be obtained free of charge from Commonwealth at 1-800-ELECTRIC or rreeves@electric.com. Commonwealth and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock and information about other persons who may also be deemed to be participants in Commonwealth’s solicitation will be included in, or incorporated by reference in, the proxy statement/ prospectus (when available). In addition to the proxy statement/ prospectus, Commonwealth files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-Looking Statements: Certain statements contained within this press release including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “await,” “continue,” “intend,” “plan” and similar expressions are forward-looking statements that involve risks and uncertainties. These forward-looking statements, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. The risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements include, but are not limited to, the volatility of the energy market, competition, operating hazards, uninsured risks, changes in energy-related state legislation, failure of performance by suppliers and transmitters, changes in general economic conditions, increased or unexpected competition, costs related to the proposed reorganization, failure to obtain required shareholder or regulatory approvals, failure to obtain approval to list the common stock of the new holding company on the AMEX or the merger not closing for any other reason, and other matters disclosed in Commonwealth’s filings with the Securities and Exchange Commission. Further, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.